# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue, East Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 08/26/2026
Amends the filing with accession number 0001104659-21-087437
Filed by CIK 0001725721
Persons authorized to receive notices and communications: a16z Capital Management, 2865 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 798-5800

## Reporting persons
- AH Bio Fund II, L.P. (CIK 0001725721): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,094,691; shared voting power 0; sole dispositive power 7,094,691; shared dispositive power 0; aggregate amount beneficially owned 7,094,691 (5.6% of the class)
- AH Equity Partners Bio II, L.L.C. (CIK 0001725722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,094,691; shared voting power 0; sole dispositive power 7,094,691; shared dispositive power 0; aggregate amount beneficially owned 7,094,691 (5.6% of the class)
- Andreessen Horowitz LSV Fund II, L.P. (CIK 0001829357): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 590,241; shared voting power 0; sole dispositive power 590,241; shared dispositive power 0; aggregate amount beneficially owned 590,241 (0.5% of the class)
- AH Equity Partners LSV II, L.L.C. (CIK 0001829384): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 590,241; shared voting power 0; sole dispositive power 590,241; shared dispositive power 0; aggregate amount beneficially owned 590,241 (0.5% of the class)
- Marc L. Andreessen (CIK 0001160077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,684,932; sole dispositive power 0; shared dispositive power 7,684,932; aggregate amount beneficially owned 7,684,932 (6% of the class)
- Benjamin A. Horowitz (CIK 0001166586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,684,932; sole dispositive power 0; shared dispositive power 7,684,932; aggregate amount beneficially owned 7,684,932 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue, East Seattle, Washington (WA), 98102
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 30, 2021 and amended on June 4, 2026 and June 30, 2026 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is filed by AH Bio Fund II, L.P. ("AH Bio II"), AH Equity Partners Bio II, L.L.C. ("AH Equity Bio II"), Andreessen Horowitz LSV Fund II, L.P. ("AH LSV II"), AH Equity Partners LSV II, L.L.C. ("AH Equity LSV II"), Marc Andreessen ("Andreessen") and Benjamin Horowitz ("Horowitz"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons."

The Reporting Persons' beneficial ownership of the Issuer's securities consists of (i) 7,094,691 shares of the Issuer's common stock directly held by AH Bio II for itself and as nominee for AH Bio Fund II-B, L.P. ("AH Bio II-B") and (ii) 590,241 shares of the Issuer's common stock directly held by AH LSV II for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. ("AH LSV II-B") and Andreessen Horowitz LSV Fund II-Q, L.P. ("AH LSV II-Q").

AH Equity Bio II is the general partner of AH Bio II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio II for itself and as nominee for AH Bio II-B. Andreessen and Horowitz are managing members of AH Equity Bio II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio II for itself and as nominee.

AH Equity LSV II is the general partner of AH LSV II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee for AH LSV II-B and AH LSV II-Q. Andreessen and Horowitz are managing members of AH Equity LSV II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee.
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
Present principal occupation or employment: The principal occupation of each of Andreessen and Horowitz is co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D/A are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock of the Issuer and percentage of the shares of common stock of the Issuer beneficially owned by such Reporting Person and are incorporated herein by reference. The percentage set forth in row 13 of each cover page is based upon 127,255,223 shares of common stock outstanding as of July 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock of the Issuer as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting Transaction No. of Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale AH Bio II 07/31/2026 85,157 0.98 0.95 1.05
Open Market Sale AH LSV II 07/31/2026 7,085 0.98 0.95 1.05
Open Market Sale AH Bio II 08/03/2026 133,608 1.00 0.98 1.02
Open Market Sale AH LSV II 08/03/2026 11,116 1.00 0.98 1.02
Open Market Sale AH Bio II 08/04/2026 140,625 1.01 0.99 1.06
Open Market Sale AH LSV II 08/04/2026 11,699 1.01 0.99 1.06
Open Market Sale AH Bio II 08/05/2026 71,883 0.94 0.93 1.01
Open Market Sale AH LSV II 08/05/2026 5,980 0.94 0.93 1.01
Open Market Sale AH Bio II 08/10/2026 14,226 0.91 0.91 0.91
Open Market Sale AH LSV II 08/10/2026 1,184 0.91 0.91 0.91
Open Market Sale AH Bio II 08/11/2026 7,159 0.90 0.90 0.90
Open Market Sale AH LSV II 08/11/2026 596 0.90 0.90 0.90
Open Market Sale AH Bio II 08/12/2026 38,391 0.90 0.90 0.90
Open Market Sale AH LSV II 08/12/2026 3,194 0.90 0.90 0.90
Open Market Sale AH Bio II 08/13/2026 89,495 0.91 0.91 0.92
Open Market Sale AH LSV II 08/13/2026 7,445 0.91 0.91 0.92
Open Market Sale AH Bio II 08/14/2026 2,418 0.90 0.90 0.91
Open Market Sale AH LSV II 08/14/2026 201 0.90 0.90 0.91
Open Market Sale AH Bio II 08/17/2026 47,297 0.90 0.90 0.91
Open Market Sale AH LSV II 08/17/2026 3,935 0.90 0.90 0.91
Open Market Sale AH Bio II 08/19/2026 94,559 0.90 0.90 0.91
Open Market Sale AH LSV II 08/19/2026 7,867 0.90 0.90 0.91
Open Market Sale AH Bio II 08/20/2026 43,872 0.91 0.90 0.92
Open Market Sale AH LSV II 08/20/2026 3,650 0.91 0.90 0.92
Open Market Sale AH Bio II 08/21/2026 213,672 0.95 0.91 0.97
Open Market Sale AH LSV II 08/21/2026 17,776 0.95 0.91 0.97
Open Market Sale AH Bio II 08/25/2026 9,232 0.90 0.90 0.91
Open Market Sale AH LSV II 08/25/2026 768 0.90 0.90 0.91
Open Market Sale AH Bio II 08/26/2026 231,738 0.93 0.93 0.95
Open Market Sale AH LSV II 08/26/2026 19,279 0.93 0.93 0.95
Open Market Sale AH Bio II 08/27/2026 48,943 0.96 0.92 0.96
Open Market Sale AH LSV II 08/27/2026 4,072 0.96 0.92 0.96

Each of AH Bio II and AH LSV II undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of AH Bio II, AH Bio II-B, AH LSV II, AH LSV II-B, AH LSV II-Q and the limited liability company agreement of each of AH Equity Bio II and AH Equity LSV II, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney (Marc Andreessen), dated June 23, 2023 (incorporated by reference to Exhibit 24.1 to the amendment to the Statement filed with the SEC on June 4, 2026).

Exhibit 24.2 Power of Attorney (Benjamin Horowitz), dated June 22, 2023 (incorporated by reference to Exhibit 24.2 to the amendment to the Statement filed with the SEC on June 4, 2026).

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the amendment to the Statement filed with the SEC on June 4, 2026).

## Signatures
- AH Bio Fund II, L.P.: /s/ Phil Hathaway, By AH Equity Partners Bio II, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (08/28/2026)
- AH Equity Partners Bio II, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/28/2026)
- Andreessen Horowitz LSV Fund II, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV II, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (08/28/2026)
- AH Equity Partners LSV II, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/28/2026)
- Marc L. Andreessen: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact for Marc Andreessen (08/28/2026)
- Benjamin A. Horowitz: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact for Benjamin Horowitz (08/28/2026)
Comment: Note 1 AH Bio Fund II, L.P. for itself and as nominee for AH Bio Fund II-B, L.P.

Note 2 Andreessen Horowitz LSV Fund II, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.